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SEC FILE NUMBER
8-00497

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

AND PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Robert W. Baird & Co. Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 E Wisconsin Avenue

(No. and Street)

Milwaukee	**Wisconsin**	**53202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Kopischkie **(414) 298-1894**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *of individual, state last first, middle name*)

18400 Von Karman, Suite 900	**Irvine**	**California**	**92612**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Terrance Maxwell**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Robert W. Baird & Co. Incorporated. ("the Company")**, as of **December 31, 2016 and 2015**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Terrance Maxwell
Signature
Chief Financial Officer
Title

Margaret M. Lynn
Notary Public

NOTARY PUBLIC
MARGARET M. LYNN
STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition
As of December 31, 2016 and 2015
Together with Report of Independent Registered Public Accounting Firm

SEC File Number: 8-00497

GrantThornton

Grant Thornton LLP
18400 Von Karman Avenue, Suite 900
Irvine, CA 92612-0525
T 949.553.1600
F 949.553.0168
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Robert W. Baird & Co. Incorporated

We have audited the accompanying consolidated statements of financial condition of Robert W. Baird & Co. Incorporated (a Wisconsin corporation) and subsidiaries and its consolidated private equity partnerships ("Baird Private Equity Partnerships") (collectively the "Company") as of December 31, 2016 and 2015 that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Baird Private Equity Partnerships as of December 31, 2015, which statements reflect total assets constituting 17% of consolidated total assets as of December 31, 2015. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the Baird Private Equity Partnerships, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of Robert W. Baird & Co. Incorporated and subsidiaries and its consolidated private equity partnerships as of December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 14 to the consolidated statement of financial condition, the Company adopted ASU 2015-02, Consolidation on a modified retrospective basis as of January 1, 2016, which required the Company to deconsolidate certain private equity partnerships that had been consolidated as of December 31, 2015.

GRANT THORNTON LLP

Irvine, California
February 28, 2017

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition
As of December 31, 2016 and 2015

(In Thousands)

Assets	2016	2015
Cash and Cash Equivalents	$ 330,761	$ 246,531
Cash Segregated Under Federal Regulations	58,000	42,000
Cash Held by Baird Private Equity Partnerships	1,493	10,115
Securities Purchased Under Agreements to Resell	316,069	323,503
Deposits with Clearing Corporations	27,717	23,210
Receivables:		
Clients, Net	211,323	254,615
Brokers and Dealers	72,899	37,027
Deposits Paid on Securities Borrowed	264,547	352,374
Notes Receivable, Net	106,230	111,228
Other	160,300	113,475
	815,299	868,719
Securities Owned, at Fair Value	599,228	809,691
Securities Owned by Baird Private Equity Partnerships, at Fair Value	-	495,629
Furniture, Equipment, Leasehold Improvements and Capital Leases at Cost, Less Accumulated Depreciation and Amortization of $126,343 and $108,722, respectively	70,427	67,615
Goodwill	89,229	86,069
Intangible Assets, at Cost, Less Accumulated Amortization of $14,346 and $13,005, respectively	17,945	17,302
Net Deferred Tax Assets	38,183	24,950
Other Assets	54,592	79,393
Total Assets	$ 2,418,943	$ 3,094,727

The accompanying notes are an integral part of these Consolidated Statements of Financial Condition.

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition
As of December 31, 2016 and 2015

(In Thousands)

(Continued)

Liabilities and Stockholders' Equity	2016	2015
Liabilities:		
Money Borrowed:		
Book Credit Balances in Bank Accounts	$ 21,637	$ 28,947
Securities Sold Under Agreements to Repurchase	629,834	790,014
Payables:		
Clients	140,106	155,339
Brokers and Dealers	42,602	11,347
Deposits Received on Securities Loaned	1,900	16,240
	184,608	182,926
Securities Sold, Not Yet Purchased, at Fair Value	250,907	339,468
Accounts Payable, Accrued Expenses and Other Liabilities	495,660	484,522
Subordinated Liabilities	204,745	230,267
Total Liabilities	1,787,391	2,056,144
Stockholders' Equity:		
Common Stock	26,502	26,502
Additional Paid-In Capital	196,184	191,215
Retained Earnings	409,899	342,803
Treasury Stock, at Cost	(1,486)	(1,486)
Accumulated Other Comprehensive Income	(431)	1,191
Total Robert W. Baird & Co. Incorporated Stockholders' Equity	630,668	560,225
Noncontrolling Interests in Baird Private Equity Partnerships	884	478,358
Total Stockholders' Equity	631,552	1,038,583
Total Liabilities and Stockholders' Equity	$ 2,418,943	$ 3,094,727

The accompanying notes are an integral part of these Consolidated Statements of Financial Condition.

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statements of Financial Condition
December 31, 2016 and 2015

(In Thousands, Except Share and Per Share Amounts)

1) Organization and Description of Business

The Consolidated Statements of Financial Condition include Robert W. Baird & Co. Incorporated ("RWB"), Baird Insurance Services and RWB's consolidated private equity partnerships as more fully discussed in Footnote 14 (together, the "Company"). The Company is registered as a securities broker dealer and an investment adviser with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934 and the Investment Advisers Act of 1940, and is also a member of the Financial Industry Regulatory Authority ("FINRA") and various securities exchanges. The Company engages in a broad range of activities in the private wealth management, equity and fixed income capital markets, asset management and private equity businesses, including securities brokerage; investment advisory and asset management services; institutional equity and fixed income sales; research services; origination of and participation in underwritings and distribution of corporate and municipal securities issuances; municipal advisory services; merger and acquisition advisory services; private equity and venture capital investing; and market making and trading activities in equity, municipal and other fixed income securities. The Company is a wholly-owned subsidiary of Baird Financial Corporation ("BFC"), which is a wholly-owned subsidiary of Baird Holding Company ("BHC"), which is a wholly-owned subsidiary of Baird Financial Group, Inc. ("BFG" or the "Parent").

The Company owns a 48% ownership interest in Baird UK Ltd. ("Baird UK"), located principally in London, England. Baird UK is the parent company of Robert W. Baird Group Limited, located in London, which provides investment banking, private equity and institutional U.S. equity services. Robert W. Baird Group Limited conducts its business through three principal operating subsidiaries: Robert W. Baird Limited, based in London and regulated by the Financial Conduct Authority ("FCA"), which is engaged in transatlantic mergers and acquisitions advisory services and institutional U.S. equity sales; Robert W. Baird GmbH, based in Frankfurt, Germany which is engaged in transatlantic mergers and acquisitions advisory services; and Baird Capital Partners Europe Limited, based in London and regulated by the FCA, which is engaged in private equity activities in the United Kingdom ("UK").

On January 15, 2016, BFC completed the acquisition of all of the outstanding equity interests of Chautauqua Capital Management, LLC ("CCM"), an international equity manager located in Boulder, CO, which was immediately merged into RWB. The consideration paid by BFC was $4,398, net of cash acquired, and the net assets assumed by RWB on acquisition date were $4,969. Refer to Footnote 6 for further information on the impact of this acquisition on the Consolidated Statements of Financial Condition.

2) Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Company in the preparation of its Consolidated Statements of Financial Condition:

(a) Estimates

The preparation of the Consolidated Statements of Financial Condition in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statements of Financial Condition. Actual results may differ from those estimates.

(b) Cash and Cash Equivalents

Cash equivalents are defined as short-term investments with maturities of generally three months or less at the time of purchase.

(c) Cash Segregated Under Federal Regulations

Cash segregated under federal regulations represents cash segregated in a special reserve bank account for the benefit of U.S. customers under SEC Rule 15c3-3.

(d) Cash Held by Baird Private Equity Partnerships

Cash held by Baird private equity partnerships represents cash and cash equivalents held by consolidated private equity partnerships. Such amounts are not available to fund the general liquidity needs of RWB.

(e) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Company enters into short-term securities purchased under agreements to resell ("reverse repurchase agreements") and short-term securities sold under agreements to repurchase ("repurchase agreements"). Both reverse repurchase and repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts. Interest receivable and interest payable is included within Receivables Other and Accounts Payable, Accrued Expenses and Other Liabilities, respectively, on the Consolidated Statements of Financial Condition. Amounts are recorded when earned or due. It is the Company's policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the reverse repurchase agreements. To ensure the market value of the underlying collateral remains sufficient, the collateral is valued daily, and the Company may require counterparties to deposit additional collateral (or may return collateral to counterparties) when necessary. Reverse repurchase and repurchase agreements with the same counterparty are reported on a gross basis on the Consolidated Statements of Financial Condition. Refer to Footnote 17 for additional information on collateralized transactions.

(f) Receivables and Payables

Clients, Net - receivables include amounts receivable on cash and margin transactions, including from officers and directors and certain other affiliates of the Company. Receivables from clients are generally collateralized by securities owned by the clients. When a receivable is considered to be impaired, the amount of impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. Payables include amounts owed to clients on cash and margin transactions.

Brokers and Dealers – include amounts receivable and payable to clearing organizations, and receivable and payable to other brokers and dealers for securities failed-to-deliver or receive and trade date commissions not yet settled.

Deposits Paid on Securities Borrowed and Deposits Received on Securities Loaned – are reported as collateral financings and are recorded at the amount of cash collateral advanced or received, respectively. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis. Additional collateral is obtained or refunded as necessary. Securities borrowed or securities loaned transactions with the same counterparty are reported on a gross basis on the Consolidated Statements of Financial Condition. Refer to Footnote 17 for additional information on collateralized transactions.

Notes Receivable, Net – are loans or pay advances to associates primarily for recruiting purposes. These associate advances are generally forgiven over a three to nine year period. In determining the allowance for doubtful accounts related to those advances, management considers a number of factors including amounts due from associates, the number of terminated associates, as well as the Company's historical loss experience. This involves the use of estimates and the actual amounts may be substantially higher or lower than the recorded amounts. Refer to Footnote 3 for further information.

(g) Fair Value Measurements

The Company follows Accounting Standards Codification ("ASC") Topic 820, *"Fair Value Measurements."* ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC Topic 820 prescribes the methodology of observable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect assumptions that market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy, defined by ASC Topic 820, is broken down into three levels based on the transparency of inputs as follows:

Level I - Quoted prices are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these securities include investments for which quoted prices are available but traded less frequently and investments that are fair valued using other securities, the parameters of which can be directly observed.

Level III - Securities that have little to no pricing observability as of the report date. These securities are measured using management's best estimate of fair value, where the inputs into the determination of fair value are not observable and require significant management judgment or estimation.

The fair value of securities owned is the amount at which the security could be exchanged in an orderly transaction between market participants at the measurement date. Based on the nature of the Company's business and its role as a dealer in the securities industry, the fair values of its securities are determined internally. When available, the Company values securities at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of securities transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the securities are principally traded.

The Company's securities owned and securities sold, not yet purchased are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing, or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such securities are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of the investments. In addition, even where the Company derives the value of a security based on information from an independent source, certain assumptions may be required to determine the security's fair value.

Investments in corporate stocks are included within other securities and are primarily publicly traded with observable prices in active markets. These investments are included within Level I in the fair value hierarchy. Any corporate stock not actively traded is valued by the Company and included within Level II or Level III depending on the nature and observability of the inputs used in the valuation. Investments in U.S government and agency obligations, municipal obligations, private label mortgage backed securities, other asset backed securities, corporate obligations and auction rate securities, which include securities issued by municipalities and auction rate preferred securities issued by closed end mutual funds, are generally valued using quoted prices from external data providers and market participants and are generally included within Level II of the fair value hierarchy. Valuation information provided by external data providers and market participants generally includes a derived fair value utilizing a model where inputs to the model are directly observed by the market, or can be derived principally from or corroborated by observable market data, or fair value using other financial instruments, the parameters of which can be directly observed. For certain investments where there is limited activity or less transparency around significant inputs, the investments are valued as determined by the Company utilizing available market information and included within Level III of the fair value hierarchy.

The Company makes investments in certain private companies which are included within other securities and generally fair valued by management. In the absence of readily ascertainable market values, these investments may be valued using the market approach or the income approach, or a combination thereof. Under the market approach, fair value may be determined by reference to multiples of market-comparable companies or transactions, including earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples. Under the income approach fair value may be determined by discounting the cash flows to a single present amount using current market expectations about those future amounts. These valuation techniques require inputs that are both significant to the fair value and unobservable, and thus are included within Level III of the fair value hierarchy.

The Company has controlling financial interests in various limited liability companies which serve as the general partner to the Baird private equity partnerships, which are a variable interest entity ("VIE") to the Company. When the general partner is determined to be the primary beneficiary of a VIE the Company consolidates the private equity partnership. Generally, the private equity partnership investments include investments in private companies which are valued using the using the market approach or the income approach, or a combination thereof, as described above. These investments are generally included within Level II or Level III of the fair value hierarchy, depending on the availability of the significant inputs into the valuation. The investments that the Company consolidates as the primary beneficiary of a VIE are included within Securities Owned by Baird Private Equity Partnerships on the Consolidated Statements of Financial Condition.

When the Company is not determined to be the primary beneficiary of a VIE it does not consolidate the private equity partnership. In these cases, the Company's investment in the private equity partnership is recorded at the value of its capital balance or net asset value ("NAV") as a practical expedient. The Company utilizes NAV as a practical expedient to determine fair value when: the partnership does not have a readily determinable fair value, the NAV of the partnership is calculated in a manner consistent with the measurement principles of investment company accounting, including measuring the underlying investments at fair value, and it is not probable that the Company will sell the investment at an amount other than NAV. The NAV is calculated based on the Company's proportionate share of the net assets of the partnership. Investments valued using NAV as a practical expedient are not included within the fair value hierarchy. The Company's investments in unconsolidated private equity partnerships are included within Securities Owned on the Consolidated Statements of Financial Condition.

The Company employs specific control processes to determine the reasonableness of the fair value of its securities owned and securities sold, not yet purchased. The Company's processes are designed to ensure that the internally estimated fair values are accurately recorded and that the data inputs and the valuation techniques used are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. Individuals outside of the trading departments perform independent pricing verification reviews. The Company has established parameters which set forth when securities are independently verified. The selection parameters are generally based on the type of security, the level of estimation of risk of a security, the materiality of the security, the age of the security in the Company's securities portfolio, and other specific facts and circumstances of the Company's securities portfolio.

Cash and cash equivalents, cash segregated under federal regulations, cash held by Baird private equity partnerships, deposits with clearing corporations and receivables are financial assets with carrying values that approximate fair value due to their relatively short-term nature. Money borrowed, payables, accounts payable, accrued expenses and other liabilities are financial liabilities with carrying values that approximate fair value due to their relatively short-term nature. Securities either purchased or sold under agreements to resell or repurchase are carried at contractual amounts.

See Footnote 8 for further information.

(h) Income Taxes

Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's Consolidated Statements of Financial Condition for deferred income taxes in recognition of these temporary differences as more fully disclosed in Footnote 11.

(i) Furniture, Equipment, Leasehold Improvements, and Capital Leases

Furniture, equipment, leasehold improvements, and capital leases are stated at cost less accumulated depreciation. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets, which range from three years for software and computer equipment to ten years for certain leasehold improvements.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized, as more fully disclosed in Footnote 5.

Furniture, equipment, leasehold improvements, and capital leases are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be fully recoverable.

(j) Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized but are reviewed at least annually for impairment. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than the carrying amount. If the Company determines it is more likely than not that the fair value of a reporting unit is greater than the carrying amount it would not be required to perform the two-step impairment test for that reporting unit. The Company has determined its reporting units to align with its five distinct business units: private wealth management, equity capital markets, fixed income capital markets, asset management and private equity.

As of December 31, 2016 the Company performed a quantitative evaluation of its goodwill by performing a fair value assessment for each reporting unit where goodwill was assigned. In performing the fair value assessment for each reporting unit the Company used a combination of the income approach and market approach. Under the income approach, the Company uses a discounted cash flow model to determine the fair value of each reporting unit, and under the market approach the Company determines the fair value of each reporting unit based on a combination of multiples of earnings of guideline companies in the brokerage and capital markets industry that are publicly traded and the book value of comparable transactions. The estimated fair value of each reporting unit resulting from each of these valuation approaches is dependent upon the estimates of future business unit revenues and expenses, which are subject to critical assumptions regarding the nature and health of the financial markets in future years as well as the discount rate to apply to the projected future cash flows. The Company uses significant judgment in determining the weight assigned to the outcome of each of the valuation approaches in determining the fair value for each reporting unit.

For each of the reporting units evaluated, the Company determined that the fair value of the reporting unit exceeded its carrying value and therefore the Company did not recognize any goodwill impairment during the year ended December 31, 2016. The Company performed a qualitative assessment of goodwill during the year ended December 31, 2015, and determined that it was more likely than not that the fair value of each reporting unit exceeded its carrying value, and therefore the Company did not perform a quantitative analysis of the goodwill, and no goodwill impairment was recognized.

Intangibles with finite lives are amortized on a straight-line basis over their respective useful lives, and reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value of an intangible asset may not be fully recoverable.

See Footnote 6 for further information on goodwill and intangible assets.

(k) Foreign Currency Translation

Assets and liabilities of the Company's foreign investments are translated at the current exchange rate, and the related revenues and expenses are translated at the average monthly exchange rates in effect. Net exchange gains or losses resulting from the translation of foreign financial statements are credited or charged directly to Accumulated Other Comprehensive Income, a separate component of Stockholders' Equity. These gains or losses are the only component of Accumulated Other Comprehensive Income.

(l) Commitments and Contingencies

The Company regularly enters into office space and other equipment lease arrangements, some of which are non-cancelable for the term of the lease. In addition, the Company is occasionally involved in legal and regulatory proceedings, arbitrations, underwriting commitments, private equity capital commitments and various other contingent obligations as more fully disclosed in Footnote 16.

(m) Consolidation

The Consolidated Statements of Financial Condition include the accounts of those entities in which the Company has a controlling financial interest or is the primary beneficiary of a VIE. In determining which entities are required to be consolidated, the Company first evaluates whether each entity is a voting interest entity or VIE.

Voting interest entities are entities that have (i) total equity investment at risk sufficient to fund expected future operations independently, and (ii) equity holders that have the obligation to absorb losses or receive residual returns and the right to make decisions about the entity's activities. For private equity partnerships this generally exists when limited partners have substantive participation and/or kick-out rights. The Company consolidates voting interest entities when it has a controlling financial interest, which is generally ownership of a majority of the voting interest.

VIEs are entities that lack one or more of the characteristics of a voting interest entity. The Company consolidates VIEs when it is determined to be the primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct activities that most significantly impact the economic performance of the VIE, and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. In determining if the Company is the primary beneficiary of a VIE both qualitative and quantitative analysis is performed including, analysis of the VIE control structure, including rights of other interest holders, expected benefits and losses and residual returns, contractual terms, ownerships interests and design of the VIE.

During the year, the Company adopted Accounting Standard Update ("ASU") 2015-02, *Consolidation (Topic 810) – Amendments to the Consolidation Analysis*, which provided updated guidance on evaluating limited partnerships and similar entities for consolidation under the VIE model. Prior to adoption, limited partnerships that did not contain substantive kick-out or participation rights for limited partners were considered voting interest entities and consolidated by the general partner, which was presumed to control the partnership if it had substantive equity at risk. The ASU changed the evaluation of limited partnerships such that when limited partners do not have substantive kick-out or participation rights, the limited partnership is considered a VIE, and consolidated by the primary beneficiary. Generally, the Baird private equity partnerships do not contain substantive kick-out or participation rights for the limited partners and therefore the adoption of this ASU had a significant impact on the Company's Consolidated Statements of Financial Condition.

Prior to the adoption of the ASU, RWB was required to consolidate a majority of the private equity partnerships as it was presumed to control the partnerships and had substantive equity-at-risk. Substantive equity-at-risk was evaluated based on RWB and all its affiliate's interest in the partnership. The ASU changed the evaluation, as described above, to be consolidated by the entity determined to be the primary beneficiary. The ASU also introduced a new model for determining the financial interest which only looked to an entity's direct or indirect financial interest for purposes of determining the primary beneficiary. This change resulted in BFC, which is a limited partner investor in a majority of the private equity partnerships, to be determined to be the primary beneficiary as it has a material financial interest and also controls RWB's management of the partnership. The adoption of the ASU changed the consolidation requirement for nearly all of the private equity partnerships from being consolidated at the RWB level to being consolidated into BFC.

Refer to Footnote 14 for further information on private equity partnerships the Company has consolidated and the impact that the adoption of the ASU had on the Company's Consolidated Statements of Financial Condition during the year ended December 31, 2016.

All material intercompany accounts and transactions have been eliminated in consolidation.

(n) Noncontrolling Interests in Baird Private Equity Partnerships

Noncontrolling Interests in Baird Private Equity Partnerships represent the component of partnership capital in consolidated entities held by third party investors.

(o) Legal Liabilities

The Company recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss is based on currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, the Company accrues the most likely amount within that range. If the most likely amount of possible loss within that range is not determinable, the Company accrues a minimum based on the range of possible loss. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal proceedings in Accounts Payable, Accrued Expenses, and Other Liabilities on the Consolidated Statements of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing by an associate; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed and the liability balance is adjusted as deemed appropriate by management. The actual costs of resolving legal proceedings may be substantially higher or lower than the recorded liability amounts for those matters.

See Footnote 16 for further information.

(p) Upcoming Accounting Pronouncements

In February 2016, ASU 2016-02, *Leases* was issued, which requires lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. New qualitative and quantitative disclosures are also required to provide information about amounts recorded in the Consolidated Statements of Financial Condition. The standard is effective for annual and interim periods beginning after December 15, 2018. Early adoption is permitted. The standard must be adopted using a modified retrospective approach and requires application at the beginning of the earliest comparative period presented. The standard will have an impact on the Consolidated Statements of Financial Condition, although the Company is still evaluating the magnitude of the impact.

In June 2016, ASU 2016-13, *Financial Instruments – Credit Losses* was issued, which significantly changes how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard replaces the current "incurred loss" model for measuring credit losses with an "expected loss" model. The standard is effective for annual and interim periods beginning after December 15, 2020. Early adoption is permitted beginning with annual periods beginning after December 15, 2018. The standard must be adopted as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the standard is effective. The Company is currently evaluating the impact of the new standard on the Consolidated Statements of Financial Condition.

In October 2016, ASU 2016-16, *Accounting for Income Taxes: Intra-Entity Asset Transfers* was issued, which requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset when the transfer occurs, eliminating the existing exception which allows for deferral until the asset is sold to an outside party. The standard is effective for annual and interim periods beginning after December 15, 2017. The Company is currently evaluating the impact of the new standard on the Consolidated Statements of Financial Condition.

(q) Prior Year Reclassifications

The Company elected to change its accounting policy regarding presentation of book credit balances effective December 31, 2016. The applicable prior year balances have been reclassified to conform to current year presentation. Refer to Footnote 7 for further information on these reclassifications.

3) Related-Party Transactions

The Company serves as an investment advisor and provides administrative services to the Baird Funds, Inc. and various affiliated Baird private equity partnerships under management agreements (together, "Affiliated Funds"). Receivables from unconsolidated Affiliated Funds include $24,779 and $10,173 at December 31, 2016 and 2015, respectively, and are included within Receivables Other on the Consolidated Statements of Financial Condition.

The Company has invested $15,577 and $24,101 into Affiliated Funds at December 31, 2016 and 2015, respectively. The Company has remaining commitments of $1,529 and $1,436 to invest into Affiliated Funds as of December 31, 2016 and 2015, respectively.

Other amounts receivable from affiliates includes $57,220 and $22,340 at December 31, 2016 and 2015, respectively, which is included within Receivables Other on the Consolidated Statements of Financial Condition. Amounts receivable from affiliates are primarily related to receivables from BFC related to stock transactions, including stock purchases, redemptions and dividends which RWB processes on behalf of the ultimate parent company, BFG. Other amounts payable to affiliates includes $1,172 and $4,958 at December 31, 2016 and 2015 respectively, which is included within Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition.

Amounts receivable from associates, including the related allowance for doubtful accounts at December 31, 2016 and 2015 consist of the following:

	2016	2015
Notes Receivable	$ 113,709	$ 119,378
Allowance for Doubtful Accounts	(7,479)	(8,150)
Notes Receivable, Net	$ 106,230	$ 111,228

4) Receivables and Payables

Amounts receivable from and payable to brokers and dealers and clearing organizations at December 31, 2016 and 2015, consist of the following:

	2016	2015
Securities Failed-to-Deliver	$ 43,746	$ 8,389
Receivable for Net Unsettled Inventory Sales	26,747	26,382
Commissions Receivable	2,406	2,256
Receivables from Brokers and Dealers	$ 72,899	$ 37,027

Amounts payable to brokers and dealers as of December 31, 2016 and 2015 consists entirely of securities failed-to-receive of $42,602 and $11,347, respectively.

Securities failed-to-receive and deliver represent the contract values of securities that have not been delivered or received on settlement date.

5) Furniture, Equipment, Leasehold Improvements, and Capital Leases

Furniture, Equipment, Leasehold Improvements, and Capital Leases as of December 31, 2016 and 2015 consist of the following:

	2016	2015
Furniture and Fixtures	$ 41,559	$ 37,186
Equipment	48,000	43,412
Software	27,079	23,313
Leasehold Improvements	75,337	67,651
Capital Leases	4,795	4,775
Total Fixed Assets	196,770	176,337
Less:		
Accumulated Depreciation	(122,676)	(106,212)
Accumulated Amortization	(3,667)	(2,510)
Total Accumulated	(126,343)	(108,722)
Furniture, Equipment, Leasehold Improvements and Capital Leases, Net	$ 70,427	$ 67,615

6) Goodwill and Intangible Assets

At December 31, 2016 and 2015 goodwill and intangible assets consist of the following:

	Useful Life	2016	2015
Finite Life Intangibles			
Client lists	5 -14 Years	$ 21,745	$ 19,761
Trade Mark	4 Years	603	603
Noncompete agreements	1 - 5 Years	310	310
Leasehold Improvements	6 Years	308	308
		22,966	20,982
Accumulated Amortization			
Client lists		(13,457)	(12,317)
Trade Mark		(452)	(302)
Noncompete agreements		(310)	(310)
Leasehold Improvements		(127)	(76)
		(14,346)	(13,005)
Net Finite Life Intangibles		8,620	7,977
Indefinite Life Intangibles			
Trade Names	N/A	9,325	9,325
Net Intangibles		17,945	17,302
Goodwill	N/A	89,229	86,069
		$ 107,174	$ 103,371

The CCM acquisition (described in Footnote 1) added $3,160 to Goodwill and $1,770 to Client list intangibles.

7) Money Borrowed

(a) Bank Loans

At December 31, 2016 and 2015, the Company had available a $250,000 committed unsecured line of credit. The weighted average interest rate on the line of credit during the years ended December 31, 2016 and 2015 was 1.69% and 1.43%, respectively. The line of credit expires on November 24, 2017. At December 31, 2016 and 2015, there were no amounts outstanding on the available line of credit.

(b) Book Credit Balances in Bank Accounts

The Company has $21,637 and $28,947 at December 31, 2016 and 2015, respectively, in net credit balances at certain banks with which it does business.

Effective December 31, 2016 the Company determined that it did have the legal right of offset with certain banks where it consistently maintains book credit balances. The Company has elected to present the bank accounts with these banks on a net basis. This change in accounting election made by the Company was applied retrospectively to the prior year balances as the Company determined it had the legal right of offset as of December 31, 2015.

The following table summarizes the impact of the prior year reclassification on the Consolidated Statements of Financial Condition:

	Balances as Reported December 31, 2015	Reclassification	Balances as Adjusted December 31, 2015
Cash and Cash Equivalents	$ 261,216	$ (14,685)	$ 246,531
Book Credit Balances in Bank Accounts	43,632	(14,685)	28,947

8) Fair Value of Financial Instruments

The following table summarizes the fair value of Financial Instruments as of December 31, 2016:

	Level I	Level II	Level III	Total
Cash Equivalents				
Money Market Funds	$ 305,000	$ -	$ -	$ 305,000
Securities Owned				
Certificates of Deposit	$ -	$ 540	$ -	$ 540
U.S. Government and Agency Obligations	-	215,157	-	215,157
Municipal Obligations	-	68,132	-	68,132
Private Label Mortgage Backed Securities	-	38,212	-	38,212
Other Asset Backed Securities	-	40,743	-	40,743
Corporate Obligations	-	158,841	-	158,841
Auction Rate Securities	-	-	257	257
Other Securities[(1)]	68,910	148	5,731	74,789
Investments Measured at NAV Practical Expedient[(3)]	-	-	-	2,557
Total Securities Owned	$ 68,910	$ 521,773	$ 5,988	$ 599,228
Securities Sold, Not Yet Purchased				
Certificates of Deposit	$ -	$ 1,467	$ -	$ 1,467
U.S. Government and Agency Obligations	-	115,947	-	115,947
Municipal Obligations	-	50	-	50
Corporate Obligations	-	130,502	-	130,502
Other Securities[(1)]	2,889	52	-	2,941
Total Securities Sold, Not Yet Purchased	$ 2,889	$ 248,018	$ -	$ 250,907

The following table summarizes the fair value of Financial Instruments as of December 31, 2015:

	Level I	Level II	Level III	Total
Cash Equivalents				
Money Market Funds	$ 220,000	$ -	$ -	$ 220,000
Securities Owned				
Certificates of Deposit	$ -	$ 265	$ -	$ 265
U.S. Government and Agency Obligations	-	218,641	-	218,641
Municipal Obligations	-	105,612	-	105,612
Private Label Mortgage Backed Securities	-	122,976	-	122,976
Other Asset Backed Securities	-	124,709	-	124,709
Corporate Obligations	-	163,313	-	163,313
Auction Rate Securities	-	-	411	411
Other Securities(1)	67,694	-	6,070	73,764
Total Securities Owned	$ 67,694	$ 735,516	$ 6,481	$ 809,691
Securities Owned by Baird Private Equity Partnerships(2)	$ -	$ -	$ 495,629	$ 495,629
Securities Sold, Not Yet Purchased				
Certificates of Deposit	$ -	$ 5,019	$ -	$ 5,019
U.S. Government and Agency Obligations	-	67,581	-	67,581
Corporate Obligations	-	266,131	-	266,131
Other Securities(1)	737	-	-	737
Total Securities Sold, Not Yet Purchased	$ 737	$ 338,731	$ -	$ 339,468

(1) Other Securities in Level I consist principally of corporate stocks and mutual funds. Other securities in Level II consist of options whose value is derived by the value of the underlying security value. Other securities in Level III consist of certain private company investments.

(2) The valuation of equity ownership in privately owned companies, the type of investment principally included in Securities Owned by Baird Private Equity Partnerships, requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and long-term nature of these assets. As a result, these values cannot be determined with precision and the calculated fair value estimates may not be realizable in a current sale or immediate settlement of the instruments.

(3) The Company adopted ASU 2015-07, *Disclosures for Investment in Certain Entities that Calculate Net Asset Value per Share,* which eliminated the requirement to categorize in the fair value hierarchy investments measured using the NAV practical expedient. As such, the Company has removed those investments that are valued using the NAV practical expedient from the fair value hierarchy table and included them as reconciling items to Securities Owned on the Consolidated Statements of Financial Condition. The Company has adopted the standard retrospectively however there were no changes to the prior period presentation.

The following table summarizes the change in fair values of Level III assets during 2016 and 2015:

	Auction Rate Securities	Other Securities	Securities Owned by Baird Private Equity Partnerships
Balance, January 1, 2015	$ 1,705	$ 8,212	$ 470,349
Consolidation of Private Equity Partnership[1]	-	-	23,823
Purchases	-	2,458	97,859
Sales / Pay-downs	(1,684)	(81)	(201,900)
Dividends Received	-	-	2,361
Realized Gains	264	-	126,960
Unrealized Gains/(Losses)	126	(4,519)	(23,823)
Balance, December 31, 2015	411	6,070	495,629
Deconsolidation of Private Equity Partnerships[2]	-	-	(495,629)
Purchases	-	90	-
Sales / Pay-downs	(350)	(125)	-
Realized Losses	(56)	-	-
Unrealized Gains/(Losses)	252	(304)	-
Balance, December 31, 2016	$ 257	$ 5,731	$ -
Change in Unrealized Gain/(Loss) on Securities Still Held as of December 31, 2016	$ 197	$ (304)	$ -

[1] During the year ended December 31, 2015, a new private equity partnership was launched, which is required to be consolidated as RWB has a controlling interest in a limited liability company which is determined to be the primary beneficiary of a VIE. The partnership was created by transferring private company investments owned by BFC into the partnership. BFC is a limited partner in the partnership.

[2] The Company adopted ASU 2015-02, *Consolidation*, as of January 1, 2016 which resulted in the deconsolidation of certain private equity partnerships as the Company was not determined to be the primary beneficiary. As of January 1, 2016 the value of the securities owned by these partnerships was deconsolidated.

There were no transfers between Level I, Level II or Level III during the years ended December 31, 2016 and 2015.

The following table summarizes quantitative information related to the significant unobservable inputs utilized in the fair value measurements of the Level III assets as of December 31, 2016:

	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
Auction Rate Securities	$ 257	Recent trades	Trades in inactive markets of in-portfolio securities	90% of par - 100% of par (97% of par)
Other Securities	$ 5,731	Market comparable companies	EBITDA multiple	6.0 - 9.0 (6.7)

The following table summarizes quantitative information related to the significant unobservable inputs utilized in the fair value measurements of the Level III assets as of December 31, 2015:

	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
Auction Rate Securities	$ 411	Recent trades	Trades in inactive markets of in-portfolio securities	87% of par - 100% of par (94% of par)
Other Securities	$ 6,070	Market comparable companies	EBITDA multiple	6.5 - 8.5 (6.7)
Securities Owned by Baird Private Equity Partnerships	$ 495,629	Market comparable companies	EBITDA multiple Revenue multiple Multiples	5.0 - 10.0 (7.6) 1.1 - 2.0 (1.6) 1.0 - 11.1 (4.4)
		Discounted cash flow	Discount rate Terminal multiple range	13% - 16% (14.8%) 6.0 - 9.0 (7.6)
		Precedent transactions	N/A	N/A

For auction rate securities the significant unobservable input used in the fair value measurement relates to judgments regarding whether the level of observable trading activity is sufficient to conclude the markets are active. Where insufficient levels of trading activity are determined to exist as of the reporting date, management's assessment of how much weight to apply to trading prices in inactive markets may vary, and significantly impact the fair value measurement of auction rate securities.

For other securities and securities owned by Baird private equity partnerships, where the discounted cash flow method is used, a significant increase or decrease in the discount rate or terminal multiple range in isolation could result in a significantly lower or higher fair value measurement, respectively. Where the market comparable companies approach is used a significant increase or decrease in the EBITDA, revenue or net income multiples in isolation could result in a significantly higher or lower fair value measurement, respectively.

9) Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934. The basic concept of the net capital rule is liquidity, its objective being to require a broker and dealer to maintain adequate net capital, as defined. The Company has elected to operate under the alternative net capital requirement as allowed by the net capital rule, which requires that net capital exceed 2% of aggregate debit items as those terms are defined. Withdrawal of equity capital may be restricted if net capital is less than 5% of such aggregate debit items.

At December 31, 2016 and 2015, the Company's net capital percentage was 94% and 77%, respectively, of aggregate debit items, and net capital, as defined, was $202,307 and $187,577, respectively, which was $198,023 and $182,682, respectively, in excess of the required minimum amount. At December 31, 2016 and 2015, net capital after anticipated withdrawals as a percentage of aggregate debits was 86% and 49%, respectively.

10) Subordinated Liabilities

At December 31, 2016 and 2015, the Company had $204,745 and $230,267 of subordinated notes, including $142,550 and $174,800, respectively, payable to BFC, and $62,195 and $55,467, respectively, payable to associates, all of which are covered by agreements approved by FINRA that are available in computing adjusted net capital under the net capital rule at December 31, 2016 and 2015, respectively.

The following schedule discloses the major components of subordinated debt including repayment terms:

	2016	2015
Subordinated Note, variable interest rate (5.0%, plus 1 month LIBOR), due November 2018. Quarterly principal payments began in February 2015.	$ 51,750	$ 80,000
Subordinated Note, variable interest rate (7.5%, plus 3 month LIBOR), due November 2020. Quarterly principal payments begin in February 2018.	45,000	45,000
Subordinated Note, variable interest rate (5.0%, plus 1 month LIBOR), due June 2018.	30,000	30,000
Subordinated Note, variable interest rate (5.0%, plus 1 month LIBOR), due May 2019. Quarterly principal payments began in August 2015.	15,800	19,800
	142,550	174,800
Payable to Associates	62,195	55,467
	$ 204,745	$ 230,267

Subordinated Liabilities mature as follows at December 31:

2017	$	39,375
2018		73,562
2019		43,840
2020		24,267
2021		11,118
Thereafter		12,583
	$	204,745

To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2016 and 2015, the Company had sufficient capital that such restrictions did not apply. The right of the note holders to receive any payment from the Company under the terms of the notes is subordinated to the claims of all present and future creditors of the Company that arise prior to maturity and is dependent on approval by FINRA.

11) Income Taxes

(a) Uncertain Tax Positions

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the Consolidated Statements of Financial Condition is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is included in the consolidated income tax returns of BFG in the U.S. Federal jurisdiction and various consolidated states. The Company also files separate income tax returns in various states and local jurisdictions. The federal income tax returns for the years prior to 2013 are no longer subject to examination by income tax authorities, unless subsequently amended.

The Company's unrecognized tax benefits are analyzed and monitored to ensure they are adequate and reflective of known events. The Company does not believe there will be a material change in the balance within the subsequent 12 month period.

(b) Deferred Income Tax

The major deferred tax items are as follows:

	2016	2015
Deferred Tax Assets:		
Deferred Compensation Plans	$ 39,370	$ 35,603
Accrued Expenses	24,691	13,540
Tax Credit Carryforward	-	2,795
	64,061	51,938
Deferred Tax Liabilities:		
Margin Debt	1,502	1,880
Goodwill and Intangibles	4,985	5,017
Fixed Asset Depreciation	12,179	11,646
Foreign Unremitted Earnings	6,824	7,826
Flow Through Investments	388	619
	25,878	26,988
Net Deferred Tax Assets	$ 38,183	$ 24,950

Pre-tax earnings of non-U.S. subsidiaries are subject to U.S. taxation when effectively repatriated, unless those earnings are indefinitely reinvested outside the U.S. Baird has recorded a deferred tax liability for foreign unremitted earnings to reflect the cumulative amount of earnings not indefinitely reinvested.

No valuation allowance is required as management believes it is more-likely-than-not that the deferred tax assets are realizable.

12) Stockholders' Equity

As of December 31, 2016 and 2015, the Company had 26,501,574 shares of Common Stock and 47,086 shares of Common Treasury Stock outstanding. There were no share transactions in the Company's Common Stock or Common Treasury Stock during the years ended December 31, 2016 and 2015.

The Company has authorized 72,450,000 shares of $1 stated value common stock. The Company has also authorized 1,000 shares of no par value, cumulative, nonvoting preferred stock. No shares of preferred stock were issued or outstanding in 2016 or 2015. The shares of the Company are subject to strict transfer restrictions.

In December 2016, the Company declared a dividend of $10,000 ($0.38 per share of common stock). The dividend was paid to BFC on December 14, 2016.

13) Associate Compensation and Retirement Plans

(a) The Baird Profit Sharing and Savings Plan

Substantially all associates of the Company are eligible to participate in the Robert W. Baird & Co. Incorporated Profit Sharing and Savings Plan. The plan complies with Section 401(k) of the Internal Revenue Code. The Company matches 100% of the first two thousand dollars contributed by each eligible participant annually. Employer profit sharing contributions are made annually at the discretion of the Company's Board of Directors.

(b) Non-Qualified Compensation

The Company has three non-qualified compensation plans, entitled the Baird Capital Participation Plan ("BCPP"), the Baird Financial Advisors Deferred Compensation Plan ("FADCP") and the Baird Long Term Incentive Plan ("LTIP"). The BCPP no longer grants awards and all balances in the Plan are fully vested. For services performed, the FADCP and LTIP grant awards to certain associates. The awards, which vest after seven years, are expensed at the date of grant as no future services are required, subject to continued employment. Associates have the ability to allocate their awards among several investment options, including certain Affiliated Funds.

The Company has established an allowance for unvested award forfeitures. In determining the allowance, management considers the Company's historical forfeiture experience which involves the use of estimates. The actual amounts may be substantially higher or lower than the recorded amounts.

Certain BCPP participants own restricted stock units ("RSUs"). The RSUs are fully vested in accordance with the terms of the BCPP and are ultimately convertible into BFG common stock. BCPP participants owning RSUs are entitled to cumulative distributions and dividends issued by BFG on its common stock. The RSUs become payable in full upon a change in control, as defined in the plan. The RSUs and shares issued on conversion of the RSUs are subject to strict transfer restrictions.

14) Partnership Consolidation

The Company adopted ASU 2015-02, *Consolidation* on a modified retrospective basis, which requires the Company to adopt the standard as of the first day within the effective period. Therefore, as of January 1, 2016 the Company adopted the new standard which required deconsolidating certain private equity partnerships that had been consolidated as of December 31, 2015. Under the modified retrospective transition approach the Company is not required to restate the comparative 2015 information to conform to the new standard. The tables below include additional information on the impact adopting the new consolidation standard had on the reported 2015 balances had the standard been effective in 2015.

The following table presents information about the carrying value of the assets, liabilities and equity of the partnerships which are consolidated and included within the Consolidated Statements of Financial Condition. The noncontrolling interests presented in this table represent the portion of net assets not owned by the Company.

	2016	2015 As Adjusted[(2)]	ASU 2015-02 Adjustments[(1)]	2015 As Reported
Assets:				
Cash Held by Baird Private Equity Partnerships	$ 1,493	$ 1,249	$ (8,866)	$ 10,115
Receivables, Other	-	981	(522)	1,503
Securities Owned, at Fair Value	-	2,133	2,133	-
Securities Owned by Baird Private Equity Partnerships, at Fair Value	-	-	(495,629)	495,629
Other Assets	106	453	(24,571)	25,024
Total Assets	$ 1,599	$ 4,816	$ (527,455)	$ 532,271
Liabilities and Partners' Equity:				
Accounts Payable, Accrued Expenses and Other Liabilities	$ 406	$ 1,363	$ (50,141)	$ 51,504
Total Liabilities	406	1,363	(50,141)	51,504
Partners' Equity Attributable to the Company	309	2,409	-	2,409
Partners' Equity Attributable to Noncontrolling Interests in Baird Private Equity Partnerships	884	1,044	(477,314)	478,358
Total Partners' Equity	1,193	3,453	(477,314)	480,767
Total Liabilities and Partners' Equity	$ 1,599	$ 4,816	$ (527,455)	$ 532,271

(1) Adjustments to consolidated partnership balances upon adopting ASU 2015-02 as of January 1, 2016.
(2) The comparative prior year balances adjusted to conform to the new standard effective in 2016.

Certain Baird private equity partnerships are not consolidated pursuant to the accounting rules previously mentioned under the consolidation footnote. The Company's interest in unconsolidated partnerships is included within Securities Owned on the Consolidated Statements of Financial Condition. Net assets of the partnerships not consolidated were $568 million and $131 million at December 31, 2016 and 2015, respectively. These partnerships were determined to be VIEs and the general partner (an affiliate) was determined not to be the primary beneficiary. The general partner ownership interest in these partnerships was 0.2% at December 31, 2016 and 2015

The Company has a controlling interest in a limited liability company that serves as a general partner or limited partner in various partnerships. The Company has committed a total of $29,233 in amounts generally ranging from $100 to $16,378 in 10 different private equity partnerships. As of December 31, 2016, the Company has invested $27,704 of committed amounts.

15) Baird UK

The Company reports the results of its investment in Baird UK using the equity method of accounting. At December 31, 2016 and 2015, the Company's investment in Baird UK Ltd. was $32,818 and $37,208 respectively, and is included in Other Assets on the Consolidated Statements of Financial Condition.

16) Commitments and Contingencies

(a) Leases

The Company occupies office space and leases equipment under cancelable and non-cancelable operating lease arrangements. These lease arrangements include escalating clauses which are recognized on a straight-line basis over the life of the lease. Capital leases consist of computers, servers and other computer related items. Future minimum lease payments are as follows:

	Capital	Operating	Total
2017	$ 1,073	$ 27,657	$ 28,730
2018	85	24,074	24,159
2019	9	20,744	20,753
2020	-	18,575	18,575
2021	-	15,265	15,265
Thereafter	-	61,783	61,783
	1,167	$ 168,098	$ 169,265
Less amounts representing interest	(11)		
Present value of minimum lease payments	$ 1,156		

The capital lease obligation was $1,156 and $2,375 at December 31, 2016 and 2015, respectively, and is recorded in Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition.

(b) Other

The Company is involved in legal actions from time to time that are incidental to its securities business, including without limitation, client complaints and arbitrations, employment related disputes, regulatory investigations and proceedings, securities class action claims arising from underwriting activity, and claims brought against the Company in connection with its recruitment of associates from other firms. The Company has established reserves against such contingencies. Based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these various actions will not result, after taking into account the reserves, in any material adverse effect on the financial condition of the Company. As of December 31, 2016 there was no range of possible loss in excess of the amount the Company has reserved. As of December 31, 2015 the estimated aggregate range of possible loss in excess of the reserve is from $0 to an amount up to $13 million.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to underwriting commitments that were open as of December 31, 2016 and 2015 were not material.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded on the Consolidated Statements of Financial Condition for these arrangements.

17) Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions in order to, among other things, acquire securities to cover short positions, accommodate customers' needs, earn residual interest spreads and finance the Company's inventory positions. Under these transactions, the Company either receives or provides collateral, including securities. The Company receives collateral in connection with reverse repurchase agreements and securities borrowed transactions, and pledges collateral, including cash and securities, to collateralize repurchase agreements and enter into securities lending transactions. Under many agreements, the Company is permitted to repledge securities held as collateral. As of December 31, 2016 and 2015, the fair value of securities accepted as collateral was $574,741 and $667,327 respectively, of which, $304,702 and $306,509 was re-pledged to other counterparties.

Substantially all reverse repurchase agreements and repurchase agreements are transacted under legally enforceable master repurchase agreements and substantially all securities borrowed and securities lending transactions are transacted under legally enforceable master securities lending agreements. In the event of default by a counterparty, these agreements give the Company the right to liquidate securities held as collateral and to offset receivables and payables with the defaulting counterparty.

The table below reconciles the gross amounts of assets and liabilities on these transactions on the Consolidated Statements of Financial Condition to the net exposure to the Company, considering all effects of legally enforceable master netting agreements as of December 31, 2016:

				Amounts Not Offset on the Consolidated Statement of Financial Condition		
	Gross Amounts(1)	Amounts Offset on the Consolidated Statement of Financial Condition	Net Amounts Presented on the Consolidated Statement of Financial Condition(1)	Financial Instruments(2)	Collateral Received/ Pledged(3)	Net Amounts
Assets:						
Securities Purchased Under Agreements to Resell	$ 316,069	$ -	$ 316,069	$ (156,541)	$ (154,367)	$ 5,161
Deposits Paid on Securities Borrowed	264,547	-	264,547	(1,260)	(255,285)	8,002
Liabilities:						
Securities Sold Under Agreements to Repurchase	$ 629,834	$ -	$ 629,834	$ (156,541)	$ (473,293)	$ -
Deposits Received on Securities Loaned	1,900	-	1,900	(1,260)	(605)	35

The table below reconciles the gross amounts of assets and liabilities on these transactions on the Consolidated Statements of Financial Condition to the net exposure to the Company, considering all effects of legally enforceable master netting agreements as of December 31, 2015:

	Gross Amounts[1]	Amounts Offset on the Consolidated Statement of Financial Condition	Net Amounts Presented on the Consolidated Statement of Financial Condition[1]	Amounts Not Offset on the Consolidated Statement of Financial Condition		Net Amounts
				Financial Instruments[2]	Collateral Received/ Pledged[3]	
Assets:						
Securities Purchased Under Agreements to Resell	$ 323,503	$ -	$ 323,503	$ (155,112)	$ (168,391)	$ -
Deposits Paid on Securities Borrowed	352,374	-	352,374	(4,390)	(336,698)	11,286
Liabilities:						
Securities Sold Under Agreements to Repurchase	$ 790,014	$ -	$ 790,014	$ (155,112)	$ (634,902)	$ -
Deposits Received on Securities Loaned	16,240	-	16,240	(4,390)	(11,630)	220

[1] Amounts include all financial instruments, irrespective of whether there is a legally enforceable master netting agreement in place. The Company reports gross assets and liabilities on the Consolidated Statements of Financial Condition.

[2] Amounts relate to master netting arrangements which have been determined by the Company to be legally enforceable in the event of default.

[3] Collateral received on Securities Purchased Under Agreements to Resell and Deposits Paid on Securities Borrowed, includes securities received from the counterparty. These securities are not included on the Consolidated Statements of Financial Condition, unless there is an event of default.

Collateral pledged on Securities Sold Under Agreements to Repurchase and Deposits Received on Securities Loaned, includes the fair value of securities pledged to the counterparty. These securities are included on the Consolidated Statements of Financial Condition, unless there is an event of default.

The following table presents the remaining contractual maturity of repurchase agreements and securities lending transactions disaggregated by type of collateral, accounted for as secured borrowings as of December 31 2016:

	Remaining Contractual Maturity		
	Overnight & Continuous	Up to 30 Days	Total
Securities Sold Under Agreements to Repurchase			
U.S. Government and Agency Obligations	$ 267,065	$ 170,543	$ 437,608
Municipal Bonds	12,956	2,316	15,272
Corporate Bonds	145,603	31,351	176,954
Total Securities Sold Under Agreements to Repurchase	$ 425,624	$ 204,210	$ 629,834
Deposits Received on Securities Loaned			
Equity Securities	$ 1,900	$ -	$ 1,900

The following table presents the remaining contractual maturity of repurchase agreements and securities lending transactions disaggregated by type of collateral, accounted for as secured borrowings as of December 31 2015:

	Remaining Contractual Maturity		
	Overnight & Continuous	Up to 30 Days	Total
Securities Sold Under Agreements to Repurchase			
U.S. Government and Agency Obligations	$ 259,754	$ 218,394	$ 478,148
Municipal Bonds	-	2,408	2,408
Corporate Bonds	225,016	84,442	309,458
Total Securities Sold Under Agreements to Repurchase	$ 484,770	$ 305,244	$ 790,014
Deposits Received on Securities Loaned			
Equity Securities	$ 16,240	$ -	$ 16,240

Repurchase agreements and securities lending activities are entered into and conducted as components of the financing of certain operating activities. In the event the market value of the securities pledges as collateral declines, additional collateral may need to be posted or borrowing amounts may need to be reduced.

18) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's client securities activities involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk in the event the client or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral or to reduce security positions when necessary. Such collateral is not reflected in the accompanying Consolidated Statements of Financial Condition.

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include TBA mortgage-backed securities, as well as securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The gain or loss on these transactions is recognized on a trade date basis. The credit risk for TBAs, options, and when-issued securities is limited to the unrealized fair valuation gains and losses recorded in the Consolidated Statements of Financial Condition. The Company's exposure to market risk is determined by a number of factors, including but not limited to the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

In addition, the Company has sold securities that it does not currently own (securities sold, not yet purchased) and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Consolidated Statements of Financial Condition at December 31, 2016 and 2015, at fair values of the related securities and will incur a loss if the fair value of the securities increases.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the clients to deposit additional collateral or to reduce positions when necessary.

In conjunction with certain borrowing transactions, the Company's client financing and securities settlement activities require the Company to pledge certain securities. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes monitoring limits for such activities and monitors them on a daily basis.

The Company may use financial futures and options to manage market risk related to trading securities. The Company did not have open futures or options positions as of December 31, 2016 and 2015.

19) Federal Deposit Insurance Corporation

The Company has certain cash deposit accounts with financial institutions in which the balances occasionally exceed the Federal Deposit Insurance Corporation ("FDIC") insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

20) Subsequent Events

The Company evaluated its December 31, 2016 Consolidated Statements of Financial Condition for subsequent events through February 28, 2017, the date that the Consolidated Statements of Financial Condition were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in its Consolidated Statements of Financial Condition.